Exhibit 99.1

NOTICE OF THE ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of Shareholders (the “AGM”) of Ferrari N.V. (the “Company”) is convened at 3:00 p.m. CET on Friday, April 15, 2016, at RADISSON BLU HOTEL AMSTERDAM AIRPORT, Boeing Avenue 2, 1119 PB Schiphol-Rijk, the Netherlands. The language of the meeting shall be English. The AGM is convened to discuss and decide on the following:

AGENDA

1.	OPENING

2.	ANNUAL REPORT 2015

a.	Report of the Board of Directors for the financial year 2015 (discussion)

b.	Implementation of the remuneration policy in 2015 (discussion)

c.	Policy on additions to reserves and on dividends (discussion)

d.	Adoption of the 2015 Annual Accounts (voting)

e.	Granting of discharge to the directors in respect of the performance of their duties during the financial year 2015 (voting)

3.	RE-APPOINTMENT OF THE EXECUTIVE DIRECTORS AND NON-EXECUTIVE DIRECTORS AND APPOINTMENT OF NEW DIRECTORS

a.	Re-appointment of Amedeo Felisa (executive director) (voting)

b.	Re-appointment of Sergio Marchionne (executive director) (voting)

c.	Re-appointment of Piero Ferrari (non-executive director) (voting)

d.	Re-appointment of Louis C. Camilleri (non-executive director) (voting)

e.	Re-appointment of Giuseppina Capaldo (non-executive director) (voting)

f.	Re-appointment of Eduardo H. Cue (non-executive director) (voting)

g.	Re-appointment of Sergio Duca (non-executive director) (voting)

h.	Re-appointment of Elena Zambon (non-executive director) (voting)

i.	Appointment of Delphine Arnault (non-executive director) (voting)

j.	Appointment of John Elkann (non-executive director) (voting)

Ferrari N.V.

Amsterdam, The Netherlands

Registered Office:

Via Abetone Inferiore N.4,

I -41053 Maranello (MO) Italy

Dutch trade register number: 64060977

k.	Appointment of Lapo Elkann (non-executive director) (voting)

l.	Appointment of Maria Patrizia Grieco (non-executive director) (voting)

m.	Appointment of Adam Keswick (non-executive director) (voting)

4.	DELEGATION TO THE BOARD OF THE AUTHORITY TO ACQUIRE COMMON SHARES IN THE CAPITAL OF THE COMPANY (VOTING)

5.	CLOSE OF MEETING

AGM documentation

The AGM documentation:

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the Company’s Annual Report 2015 (including – inter alia – the Report on Operations, Consolidated Financial Statements and Annual Accounts (of both Ferrari N.V. formerly known as FE New N.V. and Ferrari N.V. formerly known as New Business Netherlands N.V.) and the Independent Auditor’s Reports),

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the Agenda and explanatory notes to the Agenda with proposed resolutions and information about members of the Company’s board of directors (the “Board of Directors”) whose re-appointment or appointment has been proposed,

-	statement of the total number of outstanding shares and voting rights at the date of this notice,

-	proxy forms for shareholders,

-	instructions and documents for participation and voting at the AGM,

is available on the Company’s website (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/shareholders-meetings). This documentation is also available at the Company’s offices at Via Abetone Inferiore No. 4, I-41053 Maranello (MO), Italy, for shareholders and other persons entitled to attend the meeting, who will, upon request, receive a copy free of charge.

Participation and record date

Shareholders can hold Company shares in four ways:

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shareholders holding special voting shares and common shares or shareholders holding common shares electing to receive special voting shares upon completion of the required holding period (the “Loyalty Shareholders”) registered in the loyalty register of the Company (the “Loyalty Register”). The Loyalty Register is maintained on behalf of the Company in the records of the Company’s agents: Computershare Trust Co. NA and Computershare S.p.A. (each the “Agent” and both, the “Agents”);

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shareholders holding common shares in registered form (the “Registered Shareholders”) in an account at Computershare Trust Co. NA as the transfer agent of the Company (the “Transfer Agent” and together with the Agents, the “AGM Agents”);

¡	shareholders holding common shares in a bank, brokerage or other intermediary account with a participant in the Monte Titoli system (the “Monte Titoli Participant Account”);

¡	shareholders holding common shares in a bank, brokerage or other intermediary account with a participant in the Depository Trust Company system (the “DTC Participant Account”).

Under Dutch law and the Company’s articles of association, in order to be entitled to attend and, if applicable, to vote at the AGM, shareholders (which for the purposes of this notice include holders of a Dutch law right of usufruct) must (i) be registered as of March 18, 2016 (the “Record Date”) in the register established for that purpose by the Board of Directors (the “AGM Register”) after reflecting all debit and credit entries as of the Record Date, regardless of whether the shares are still held by such holders at the date of the AGM and (ii) request registration in the manner mentioned below. The AGM Register established by the Board of Directors is: (i) in respect of Loyalty Shareholders, the Loyalty Register, (ii) in respect of Registered Shareholders, the administration of the Transfer Agent, and (iii) in respect of shareholders holding common shares in a Monte Titoli Participant Account or in a DTC Participant Account, the administration of the relevant bank, brokerage or other intermediary (the “Intermediary”).

Attendance and Voting

Loyalty Shareholders and Registered Shareholders

The AGM Agents will send the AGM meeting materials to Loyalty Shareholders and/or Registered Shareholders at the addresses of such shareholders as they appear from the records maintained by the relevant AGM Agent, including a proxy form that allows them to give another person the right to attend and vote their shares at the AGM in accordance with their instructions. The proxy form will also be available on the Company’s website (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/shareholders-meetings).

Loyalty Shareholders and/or Registered Shareholders will be entitled to attend the AGM (either in person or by proxy, please note proxy instructions below) if they have notified the relevant AGM Agent by 11:00 p.m. CET on April 8, 2016 of their attendance in writing or electronically (contact details at the end of this announcement).

Shareholders holding common shares in a Monte Titoli Participant Account

Shareholders holding common shares in a Monte Titoli Participant Account, who wish to attend the AGM (either in person or by proxy, please note proxy instructions below), should request their Intermediary to issue a statement confirming their shareholding (including the shareholder’s name and address and the number of shares notified for attendance and held by the relevant shareholder on the Record Date). Intermediaries must submit attendance requests no later than 11:00 p.m. CET on April 8, 2016 to Computershare S.p.A..

If these shareholders request to attend the AGM (either in person or by proxy), they will receive an attendance card issued in their name (the “Attendance Card”). This will serve as admission certificate and the shareholder (or his or her proxy) will need to submit the Attendance Card at the AGM to enter the AGM. For this purpose the Attendance Card also contains a proxy form section that allows these shareholders to give another person the right to attend and vote their shares at the AGM in accordance with their instructions. Prior to the AGM, the Attendance Card as well as a copy of the written power of attorney (when applicable) shall have to be handed over at the registration desk.

Alternatively, the above-mentioned shareholders may give their voting instructions through the proxy form located on the Company’s website (see instructions below). They can also cast their vote in advance of the AGM via the web procedure made available on the Company’s website

(http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/shareholders-meetings).

Shareholders holding common shares in a DTC Participant Account

Shareholders holding common shares in a DTC Participant Account should give instructions to their Intermediary, as the record holder of their shares, who is required to vote their shares according to their instructions. In order to vote their shares and/or attend the AGM, they will need to follow the directions provided by their Intermediary.

Representation by proxy

Subject to compliance with the above provisions, shareholders can attend and vote at the AGM in person or by proxy. In order to give proxy and voting instructions, the shareholder (a) must have registered his or her shares as set out above and (b) must ensure that the duly completed and signed proxy including, as appropriate, voting instructions, will be received by the relevant AGM Agent (contact details below) by 11:00 p.m. CET on April 8, 2016 in writing or electronically pursuant to instructions contained in the proxy forms.

Identification

Persons entitled to attend the AGM will be required to show a valid identity document at the registration desk prior to admission to the AGM.

Address details of AGM Agents:

Computershare S.p.A.

Via Nizza 262/73

10126 Torino (Italy)

e-mail: ferrari@computershare.it or ferrari@pecserviziotitoli.it

Computershare Trust Company NA

P.O. BOX 30170

College Station, TX 77842-3170

e-mail: web.queries@computershare.com

Overnight correspondence should be sent to:

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

Ferrari N.V., March 4, 2016

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